Exhibit d.4

NUVEEN MULTISTATE TRUST II

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, Inc. f/k/a Nuveen Asset Management, a Delaware corporation (the “Manager “) and Nuveen Asset Management, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into Sub-Advisory Agreements, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Multistate Trust II as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Multistate Trust II, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2013, in the manner required by the Investment Company Act of 1940.

Dated as of July 30, 2012

NUVEEN FUND ADVISORS, INC.

By:	/s/ Gifford R. Zimmerman
Managing Director

ATTEST:

/s/ Virginia O’Neal

NUVEEN ASSET MANAGEMENT, LLC

By:	/s/ Kevin J. McCarthy
Its:	Managing Director

ATTEST:

/s/ Virginia O’Neal

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

Fund in Nuveen Multistate Trust II	Date of Contract	Date of Renewal
Nuveen California Municipal Bond Fund	1-1-11	8-1-12
Nuveen California High Yield Municipal Bond Fund	1-1-11	8-1-12
Nuveen Connecticut Municipal Bond Fund	1-1-11	8-1-12
Nuveen Massachusetts Municipal Bond Fund	1-1-11	8-1-12
Nuveen New Jersey Municipal Bond Fund	1-1-11	8-1-12
Nuveen New York Municipal Bond Fund	1-1-11	8-1-12